AB 3/4

KH 3/3

[redacted]

11017606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8- 52257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mt. Kisco (City) NY (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn D. Haye 914-666-4789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
(Name – *if individual, state last, first, middle name*)

895 West Main Street (Address), West Dundee (City), IL (State) 60118 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dawn D. Haye

Signature

Principal

Title

Scott R. Shoureck

Notary Public 2/24/11

SCOTT R. SHOURECK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN WESTCHESTER COUNTY
REG. # 01SH5053875
MY COMM. EXP. DEC. 26, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2010 AND 2009

CONTENTS

EJF

ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying statements of financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2010 and 2009, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2010 and 2009, and the statements of income, members' equity, and cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

ERIC J. FERNANDEZ & CO.

Eric J. Fernandez & Co

West Dundee, Illinois
February 15, 2011

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
CURRENT ASSETS:		
Cash	$ 312,134	$ 70,507
Accounts receivable	1,505	-
Prepaid expenses	6,639	6,796
Total current assets	**320,278**	**77,303**
Total assets	**$ 320,278**	**$ 77,303**
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 260,650	$ 3,375
Total current liabilities	**260,650**	**3,375**
MEMBERS' EQUITY	**59,628**	**73,928**
	$ 320,278	**$ 77,303**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES:		
Transaction fees	$ 1,046,642	$ 246,615
Retainer fees	20,000	162,500
Total revenues	1,066,642	409,115
EXPENSES:		
Consulting	435,463	154,000
Registered representative	83,700	63,550
Travel and entertainment	26,382	23,661
Regulatory fees	9,926	5,919
Filing fees and taxes	7,850	4,412
Professional fees	7,753	9,000
Office supplies and miscellaneous	2,092	1,059
Internet and website	1,920	2,415
Association dues and subscriptions	495	495
Insurance	368	368
Printing	-	462
Total expenses	575,949	265,341
Net income	$ 490,693	$ 143,774

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
BALANCE, BEGINNING OF YEAR	$ 73,928	$ 98,859
Add: Net income	490,693	143,774
	564,621	**242,633**
Less: Member distributions	(504,993)	(168,705)
BALANCE, END OF YEAR	$ 59,628	$ 73,928

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 490,693	$ 143,774
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(1,505)	17,500
(Increase) decrease in prepaid expenses	157	(208)
Increase (decrease) in accounts payable and accrued expenses	257,275	(5,226)
Total adjustments	255,927	12,066
Net cash provided by operating activities	**746,620**	**155,840**
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members	(504,993)	(168,705)
Net cash (used) in financing activities	**(504,993)**	**(168,705)**
NET INCREASE (DECREASE) IN CASH	**241,627**	**(12,865)**
Cash at beginning of year	**70,507**	**83,372**
CASH AT END OF YEAR	**$ 312,134**	**$ 70,507**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis. The Company is privately owned and therefore considered a non-issuer.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable. The Company does not transact or hold any securities on behalf of its clients.

REVENUE RECOGNITION

The Company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (continued)

income taxes has been included in these financial statements. During 2009 the Company adopted the implementation of FASB ASC 740 (formerly FIN 48), "Accounting for Uncertainty in Income Taxes". Under FASB ASC 740, management must evaluate the tax positions it has taken on corporate tax returns. Management has evaluated its uncertain tax positions and related income tax positions and feels it is not material to the financial statements.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $51,484 and a net capital requirement of $5,000 (or 6 2/3% of aggregate indebtness, whichever is greater). There was no material difference between the Company's net capital at December 31, 2010 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2010.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C. Glaucon Capital, L.L.C. receives a consulting fee from the Company from time to time for special services rendered. For the years ended December 31, 2010 and 2009, $435,463 and $154,000 in consulting fees were paid to Glaucon Capital, L.L.C., respectively.

4. MAJOR CLIENTS/SUPPLIERS

The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2010, revenues generated from its top four clients represented 97% (49%, 26%, 12% and 10%) and for 2009 revenues generated from its top three clients represented 72% (40%, 19%, and 13%) of the Company's total revenue. During the years ended December 31, 2010 and 2009, the Company incurred approximately 14% and 8% of its total expenses with one individual,

4. MAJOR CLIENTS/SUPPLIERS (continued)

respectively. This individual was an independent contractor to the Company and was a Financial Industry Regulatory Authority Inc. (FINRA) registered representative of the Company at the time of the payments.

5. SUBSEQUENT EVENTS

The financial statements were available to be issued on February 15, 2011, with subsequent events being evaluated through this date.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2010 and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eric J. Fernandez & Co

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
February 15, 2011

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

SCHEDULE I
GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Members' equity	$ 59,628
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	59,628
Add:	
Subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	6,639
Accounts receivable	1,505
Total non-allowable assets	8,144
Net capital total before haircuts	51,484
Haircuts on securities	-
Net capital	$ 51,484
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 260,650
Total aggregate indebtedness	$ 260,650
Computation of basic capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtness)	$ 17,377
Minimum dollar amount	$ 5,000
Amount required	$ 17,377
Excess net capital	$ 34,107
Aggregate indebtedness to net capital	506.27%

There is no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

SCHEDULE II
REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2010, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

The Members
Glaucon Capital Partners, L.L.C.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management of employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be *material weaknesses*, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eric J. Fernandez & Co

ERIC J. FERNANDEZ & CO.
West Dundee, Illinois
February 15, 2011

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Partners
Eric J. Fernandez, CPA
Carl L. Swanson, CPA
Gregory R. Wendlandt, CPA/ABV, MST
Norman A. Richter, Jr., CPA
Robert L. Schaefer, CPA
Thomas W. Romano, CPA, MST

Managers
Anthony R. Quagliano, CPA
Michael Palmisano, CPA, MST
Douglas A. Taylor, CPA
James F. Collins, CPA, MST

To the Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered Glaucon Capital Partners, L.L.C.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined above. However, as discussed below, we identified a certain deficiency in internal control that we consider to be significant deficiency.

Due to its small size, the Company has no employees and an Owner, Dawn Haye performs all accounting functions. These functions include: initiating, recording, approving and reconciling all accounting transactions. This creates a lack of segregation of duties and the potential that more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal

control. We believe that the cost outweighs the benefits of hiring additional personnel merely to obtain adequate segregation of duties. For this reason we have and will continue to design our procedures to account for this lack of segregation of duties.

This communication is intended solely for the information and use of the Members, and is not intended to be and should not be used by anyone other than these specified parties.

ERIC J. FERNANDEZ & CO.

Eric J. Fernandez & Co.

West Dundee, Illinois
February 15, 2011

EJF ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Partners
Eric J. Fernandez, CPA
Carl L. Swanson, CPA
Gregory R. Wendlandt, CPA/ABV, MST
Norman A. Richter, Jr., CPA
Robert L. Schaefer, CPA
Thomas W. Romano, CPA, MST

Managers
Anthony R. Quagliano, CPA
Michael Palmisano, CPA, MST
Douglas A. Taylor, CPA
James F. Collins, CPA, MST

February 15, 2011

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2010, and have issued our report thereon dated February 15, 2011. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our responsibility is to plan and perform the audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement. As part of our audit, we considered the internal control of Glaucon Capital Partners, L.L.C. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control. We are responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures specifically to identify such matters. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on November 17, 2010.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about

895 West Main Street • West Dundee, IL 60118 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050 • Telephone 815/344-7720 • Fax 815/344-7773
www.ejfcpa.com

Qualitative Aspects of Accounting Practices (continued)

the appropriateness of accounting policies and their application. The significant accounting policies used by Glaucon Capital Partners, L.L.C. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2010. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period. Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant estimates made.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of the significance to financial statement users. The Company had no sensitive disclosures that affected the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 15, 2011.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Members of Glaucon Capital Partners, L.L.C. and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Eric J. Fernandez & Co.

Eric J. Fernandez & Co.